UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Merrill Lynch PB Securities to Launch in Japan

Serves the financial needs of high net worth individuals

as well as small- and medium-size organizations

Tokyo, April 25, 2006 – In a unique tie-up between two of the world’s top financial institutions—Merrill Lynch and Mitsubishi UFJ Financial Group (MUFG)—a new 50:50 joint venture private banking firm will open its doors for business in Japan on May 1, 2006.

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. (MUML-PB) will offer high net worth Japanese clients and small- and medium-size organizations a full range of innovative products and services. It combines the unparalleled nationwide network and client knowledge of MUFG, Japan’s leading financial group, with the global resources and wealth management expertise of Merrill Lynch, the world’s largest securities firm.

Junji Okabayashi, Chief Executive Officer of MUML-PB, said, “We have an exciting challenge ahead of us as we tackle this demanding, yet potentially highly rewarding market. By fusing the respective strengths of Merrill Lynch and MUFG, we aim to offer better services, greater scalability, and stronger marketing power than ever before. We expect our new company to be a formidable offering in the Japanese market.”

Merrill Lynch Japan Securities contributed its private client business—comprised of approximately 8,000 client accounts and more than 1 trillion yen in assets under administration—into MUML-PB. MUFG, in turn, will introduce the capabilities and services of the new company to its high net worth client base within Bank of Tokyo-Mitsubishi UFJ. BTMU has seconded members of its staff to the new company, while MUML-PB has seconded a number of its employees to BTMU branch offices that serve large numbers of wealthy clients.

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MUML-PB at a glance

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. is a private banking joint venture in Japan that is equally owned by Merrill Lynch and the Mitsubishi UFJ Financial Group. It focuses on serving the investment needs of high net worth individuals and small- and medium-size organizations. It has offices in Tokyo, Osaka, Nagoya, and Fukuoka and it markets largely through the national branch network of the Bank of Tokyo-Mitsubishi UFJ. For more information in Japanese, visit http://www.muml-pb.co.jp.

For media inquiries, please contact:

Hiroko M. Ohiwa Mitsubishi UFJ Merrill Lynch Securities Tel: +81-3-6225-8139 Email: hiroko_m_ohiwa@muml-pb.co.jp	Jason Kendy Merrill Lynch Japan Securities Tel: +81-3-6225-7141 Email: jason_kendy@ml.com

Mitsubishi UFJ Financial Group Corporate Communications Office Tel: +81-3-3240-7651

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